Exhibit 10.1

Helmerich & Payne, Inc.

Annual Bonus Plan for Executive Officers

Overview

Annual bonus awards are available to certain executive officers to recognize and reward desired performance.  Each year the Human Resources Committee (the “Committee”) reviews and makes any desired changes to the participants, the performance measures, and the specific financial and strategic objectives.  An executive officer’s bonus award opportunity is determined primarily by the individual’s position and level of responsibility.

Participation

The participants in the Plan are H&P’s executive management team, which includes

•                  Hans Helmerich

•                  John Lindsay

•                  Alan Orr

•                  Doug Fears

•                  Steve Mackey

Bonus Award Opportunity

Participants are assigned target bonus awards expressed as percentages of base salary.  These bonus awards are earned when performance objectives are achieved.  The award percentages are as follows:

	Threshold	Target	Reach
Hans Helmerich	40%	80%	130%
John Lindsay	25%	50%	100%
Alan Orr	25%	50%	100%
Doug Fears	25%	50%	100%
Steve Mackey	25%	50%	100%

Financial Performance Objectives

The financial performance objectives selected align management with shareholders.  When these objectives are met, shareholders will realize greater value in their Company ownership.  A participant’s bonus award will be based upon three disproportionately weighted financial measures being:

Financial Measure	Weighting
Earnings Per Share	35%
Return on Invested Capital	35%
Operating EBITDA	30%

The Board of Directors, at its September quarterly meeting, annually approves an operating and capital budget for the following fiscal year.  Each financial measure is then assigned threshold, target and reach objectives based upon this approved budget.  The target objective is set so that there is an approximate 66 percent probability of reaching that objective, with threshold and reach objectives adjusted 20% below and 30% above the target objective.  After the end of the fiscal year, actual financial results are then compared to the predetermined objectives for each of the financial measures to determine the amount of any bonus.  In the event actual financial results fall between the threshold and target or the target and reach objectives, then the bonus shall be proportionately increased as a result of the threshold or target objective being exceeded.

Strategic Performance Objectives

The bonus, if any, derived from the Company’s financial performance may then be adjusted by a maximum of 50% as determined by the Committee (“adjustment factor”).  Eighty percent of this adjustment factor is based upon the Committee’s subjective evaluation of the Company’s total shareholder return relative to an industry peer group.  The remaining 20% of this adjustment factor is based upon the Committee’s subjective evaluation of the Company’s goal of attaining higher than industry average utilization and premium day rates.

The adjustment factor is subject to a pre-determined safety performance threshold.  If this safety performance threshold is not met, then the bonus would not be subject to increase by the adjustment factor.  The bonus would not be decreased by the adjustment factor solely for the reason that safety performance threshold was not met.  However, the bonus may be decreased by the adjustment factor even if the safety performance threshold is met.

Negative Discretion

Notwithstanding the provisions of this Annual Bonus Plan for Executive Officers, the Committee shall have the right to reduce or eliminate any bonus otherwise due under this Plan based upon its subjective determination of individual performance.